UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 14, 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on form F-3 (file no. 333-203096) of Tata Motors Limited and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The report comprises the following:

Exhibit No.	Description

99.1	Letter from Tata Motors Limited to BSE Limited, dated November 4, 2016, seeking clarifications on the letter dated October 25, 2016 (“Letter”) purported to be written by Mr Cyrus Mistry to the Directors of Tata Sons Limited which is being circulated in the media having specific statements on the financial status of various Tata group companies, including Tata Motors Limited and our letter dated October 27, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tata Motors Limited (Registrant)

By:	/s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: November 14, 2016

BSE Limited

P J Towers

Dalal Street

Mumbai 400 001

Kind Attn:

1.	Mr Khushro Bulsara, General Manager & Head - Listing Compliance & Legal Regulatory
2.	Mr Sachin Shinde, Asst. General Manager (Surveillance)

November 4, 2016

Sc-15245

Dear Sirs,

Re: Verification of news appeared in the media

This is with reference to your e-mail dated November 1, 2016, seeking clarifications on the letter dated October 25, 2016 (“Letter”) purported to be written by Mr Cyrus Mistry to the Directors of Tata Sons Limited which is being circulated in the media having specific statements on the financial status of various Tata group companies, including Tata Motors Limited and our letter dated October 27, 2016.

The Company has from time to time published its Financial Statements, quarterly and annually which are duly audited/reviewed by our Statutory Auditors and these Financial Statements present a true and fair view of the state of affairs of the Company and its business in line with the Accounting Standards, comply with the Companies Act, 2013 and the rules thereunder, as also all other applicable regulations. Additionally, the Company has employed vigorous processes in preparation of all such Financial Statements, including detailed review and approval by the Board of Directors and the respective Committees.

Our specific response to the comments in the above referred letter of Mr. Cyrus Mistry is as follows:

1.	Comment: “Before 2013, in order to shore up sales and market share, Tata Motors Finance extended credit with lax risk assessment. As a result, the NPAs mounted to being in excess of Rs 4,000 crore.”

Response: These credits were pre-dominantly comprising financing for the entry level vehicles segment and First Time Users (FTUs), which segment was severely impacted by business and macro-economic downturn in the previous years, which aggravated the risk profile of this portfolio. We would like to clarify that these have been fully provided for in line with our current assessment of future losses, and we do not anticipate further provisions.

2.	Comment: “Historically, the company had employed aggressive accounting to capitalize substantial proportion of the product development expenses, creating a future liability.”

Response: Our Accounting Policies are in due compliance of the relevant Accounting Standards under IGAAP, IND-AS and IFRS Accounting Standards, and appropriate to present true and fair view of the financial statements. These are regularly reviewed by our Audit Committee, Statutory Auditors and appropriately disclosed in our financial statements.

3.	Comment: “Beyond this, the Nano product development concept called for a car below Rs.1 lakh, but the costs were always above this. This product has consistently lost money, peaking at Rs.1,000 crore. As there is no line of sight to profitability for the Nano, any turnaround strategy for the company requires to shut it down. Emotional reasons alone have kept us away from this crucial decision.”

Response: As is well known, Tata Nano project received Indian and global interest for its path breaking conceptualization and objective of providing safe and comfortable transport solutions at an affordable price. Considering the attention and the excitement it created, project investments were set up for capacities for around 2,50,000 cars per annum. However, unfortunately, and due to combination of several factors, including project delays due to change in location of the factory, and the perception of being a ‘low-priced’ car, the volumes initially anticipated did not materialize and utilization of capacities are significantly lower. In a highly price-sensitive segment of the market, coupled with low volumes, it has been a loss making product.

It should be noted that a major part of the investments in the factory are capable of being utilized for other products, as is evident from the production of the Company’s Tiago cars in the same factory. As far as development cost and investments in Nano specific dies and toolings are concerned, these have been significantly written off, in line with the accounting policies over the last several years.

The Company recently presented and received the approval of the Board for its future passenger vehicle product and business strategy, which envisages refocusing its strategy on growing and attractive segments of the passenger vehicle market in terms of volumes and profitability, and aligning with the changing and enhanced expectations of the consumers regarding contents and features. The Company is committed to pursuing this refocused long term strategy and future product decisions arising from this will be announced in the course of implementation of this approved strategy.

4.	Comment: “Another challenge in shutting down Nano is that it would stop the supply of the Nano gliders to an entity that makes electric cars and in which Mr. Tata has a stake.”

Response: We would like to clarify that the matter is in a preliminary exploratory stage and no arrangement for supply of gliders has been concluded.

Further, in response to your specific questions, we have to state that in respect of -

•	Point Nos. 1 and 2 : We confirm that, as a listed Company overseen by the Board and the Board’s duly constituted Committees, all required governance processes in respect of investment approvals, risk assessment have been considered and complied with by the Board and its duly constituted Committees periodically as required. The Board and its duly constituted Committees meet regularly to review and approve long term strategies, investment/financial plans, annual budgets, including capital investment budgets and further these are reviewed with periodic updates of performance. The Risk Management Committee also reviews the risk management framework, top corporate level risks and mitigation plans and progress.

•	Point No. 3: In furtherance of such review, appropriate disclosures have been made by the Company as required under applicable law. In our view, the Board of Directors has complied with its obligations under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

We note your request and the referred matters will be duly placed before the Risk Management Committee for consideration. We shall update you on this in due course.

The Company would like to reaffirm that it follows Risk Management and Corporate Governance processes, including undergoing Secretarial Audit processes and publishing/filing its Corporate Governance Reports periodically.

The Company has currently nothing further to comment or disclose with respect to matters appearing in the said news report.

Yours faithfully,

Tata Motors Limited

/s/ H K Sethna

H K Sethna

Company Secretary